Exhibit 99.1

HASHCHAIN TECHNOLOGY INC.

Interim Consolidated Financial Statements

For the three months ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements of HashChain Technology Inc. for the three months ended November 30, 2019, have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indication that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of the interim financial statements by an auditor.

HASHCHAIN TECHNOLOGY INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	November 30,	August 31,
	2019	2019
	$	$
ASSETS
Current assets
Cash	3,310	39,972
Amounts receivable	35,733	23,912
Digital currencies (Note 5)	42,523	68,672
Prepaid expenses	3,311	24,509
Total current assets	84,877	157,065
Non-current assets
Property and equipment (Note 6)	3,359,982	4,059,042
Deposits (Note 7)	131,204	131,204
Total assets	3,576,063	4,347,311

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	2,290,176	818,653
Total current liabilities	2,290,176	818,653

EQUITY
Share capital (Note 9)	44,978,239	44,978,239
Reserves	4,903,676	4,903,676
Accumulated other comprehensive income	16,743	(9,871)
Deficit	(48,612,771)	(46,343,386)
Total equity	1,285,887	3,528,658
Total liabilities and equity	3,576,063	4,347,311

Nature of operations and continuance of business (Note 1)

Commitments (Note 13)

Subsequent Event (Note 16)

Approved and authorized for issuance on behalf of the Board of Directors on January 28, 2020:

“David Madore”	“Patrick Gray”
David Madore, Director	Patrick Gray, CEO and Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

HASHCHAIN TECHNOLOGY INC.

Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended
	November 30,
	2019	2018
	$	$
Income from digital currency mining	2,320,301	2,657,587

Cost of sales
Depreciation	699,060	728,655
Operating and maintenance costs	3,730,540	2,761,127
	(2,109,298)	(832,195)
General and administrative expenses
Advertising and promotion	6,840	10,709
Consulting fees	-	267,836
Foreign exchange gain	-	(75,929)
Insurance	775	43,623
Office and miscellaneous	8,724	68,861
Professional fees	158,274	122,121
Share-based compensation	-	758,700
Transfer agent and filing	(1,943)	(1,702)
Travel and accommodations	-	2,818
Wages	-	115,863
Total expenses	172,670	1,312,899
Loss before other items	(2,281,968)	(2,145,095)

Other items
Unrealized gain (loss) on digital currency revaluation	23,360	(338,569)
Realized gain (loss) on disposal of digital currencies	(10,994)	(387,676)
Interest income	-	15,154
Interest expense	218	(64,138)
Other losses	-	-
Net loss for the year before discontinued operations	(2,269,384)	(2,920,324)
Loss from discontinued operations (Note 4)	-	(774,662)
Gain on disposal of discontinued operations (Note 4)	-	728,179
Net loss for the year	(2,269,384)	(2,966,807)
Other comprehensive (loss) gain for the year
Items that may be reclassified subsequently to income:
Unrealized gain (loss) on foreign exchange translation	-	(22,330)
Net comprehensive loss for the year	(2,269,384)	(2,989,137)
Loss per share, basic and diluted	(0.01)	(0.01)
Weighted average shares outstanding	260,941,178	234,632,591

(The accompanying notes are an integral part of these consolidated financial statements)

HASHCHAIN TECHNOLOGY INC.

Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Share Capital		Shares		Accumulated Other Comprehensive		Total
	Number of shares	Amount $	Payable $	Reserves $	Income $	Deficit $	Equity $
Balance, August 31, 2018	230,857,225	41,986,241	3,996,836	3,763,035	(32,715)	(37,749,350)	11,964,047
Shares issued for BitUnited	33,000,000	3,203,898	(3,203,898)	-	-	-	-
Shares returned to treasury and cancelled	(3,600,000)	(622,901)	-	-	-	-	(622,901)
Shares issued for software purchase	24,038	29,064	(29,064)	-	-	-	-
Stock-based compensation	-	-	-	758,700	-	-	758,700
Effect of translation on foreign operations	-	-	-	-	(22,330)	-	(22,330)
Net loss	-	-	-	-	-	(2,966,807)	(2,966,807)

Balance, November 30, 2018	260,281,263	44,596,302	763,874	4,521,735	(55,045)	(40,716,157)	9,110,709

Balance, August 31, 2019	261,222,157	44,978,239	-	4,903,676	(9,871)	(46,343,386)	3,528,658
Effect of translation on foreign operations	-	-	-	-	26,614	-	26,614
Net loss	-	-	-	-	-	(2,269,384)	(2,269,384)

Balance, November 30, 2019	261,222,157	44,978,239	-	4,903,676	16,743	(48,612,771)	1,285,887

(The accompanying notes are an integral part of these consolidated financial statements)

HASHCHAIN TECHNOLOGY INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended November 30
	2019 $	2018 $
Operating activities
Net loss for the year from continuing operations	(2,269,384)	(2,920,324)
Items not involving cash:
Depreciation	699,060	728,655
Share-based compensation	-	758,700
Unrealized (gain) loss on digital currency revaluation	(23,360)	338,569
Realized (gain) loss on disposal of digital currencies	10,994	462,432
Income from digital currency mining	(2,320,301)	(2,636,592)
Unrealized foreign exchange loss	26,614	108,778
Interest expense	-	28,401

Changes in non-cash operating working capital:
Amounts receivable	(11,821)	521,885
Digital currencies	2,358,816	4,481,237
Prepaid expenses	21,197	422,962
Accounts payable and accrued liabilities	1,471,523	(334,005)
Operating cash flows from continuing operations	(36,662)	1,960,698
Operating cash flows from discontinued operations	-	(261,982)
Cash provided by (used in) operating activities	(36,662)	1,698,715
Investing activities
Acquisition of property and equipment	-	-
Cash used in investing activities from continuing operations	-	-
Cash used in investing activities from discontinued operations	-	(440,822)
Cash used in investing activities	-	(440,822)
Financing activities
Loan payable	-	(1,315,100)
Cash provided (used) by financing activities	-	(1,315,100)
Change in cash	(36,662)	(57,207)
Cash, beginning of period	39,972	637,738
Cash, end of period	3,310	580,531

Supplementary cash flow information (Note 15)

(The accompanying notes are an integral part of these consolidated financial statements)

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

HashChain Technology Inc. (the “Company”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp. and on September 11, 2017, the Company changed its name to HashChain Technology Inc. The Company is a blockchain technology company with operations in cryptocurrency mining. The Company is listed on the TSX Venture Exchange under the symbol “KASH”. The Company’s head office is located at 40 Beaver Street, Albany, NY 12205.

These unaudited interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. In making its going concern assessment management is aware of material uncertainties related to events and conditions that may cause significant doubt upon the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on future profitable operations, management’s ability to manage costs, and the future availability of equity or debt financing. These matters raise significant doubt about the Company’s ability to continue as a going concern. These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the going concern assumption no longer be appropriate. These adjustments could be material.

2.	BASIS OF PRESENTATION

(a)	Statement of Compliance

These unaudited interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

These unaudited interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on January 28, 2019.

(b)	Consolidation

These unaudited interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries which are controlled by the Company. Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The accounts of subsidiaries are included in the unaudited interim consolidated financial statements from the date that control commences until the date that control ceases. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

As of November 30, 2019, the Company had one wholly owned subsidiary: HashChain Mining LLC. In October 2019, Global Crypto Public Accounting Ltd. was voluntarily dissolved by the Company.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

2.	BASIS OF PRESENTATION (continued)

(c)	Basis of Measurement

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value. In addition, these unaudited interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

(d)	Presentation and functional currency

Items included in the unaudited interim consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its wholly owned Canadian subsidiary is the Canadian dollar and the functional currency for its wholly owned US subsidiary is the US dollar.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the reporting date.

●	Income and expenses for each income statement are translated at average exchange rates for the period; and

●	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in a foreign operation are taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

(e)	New Accounting Standards

The Company adopted the following new accounting standards effective September 1, 2018

IFRS 15 – “Revenue from Contracts with Customers”: This standard specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers.

The Company determined that no contract exists with the digital currency network participant community as a whole in accordance with IFRS 15. This is because under such an implied contract, there are no enforceable rights and obligations which may be enforced against any individually identifiable parties. Therefore, the requirements of IFRS 15.9(b) are not met and the income from mining of digital currencies does not meet the definition of revenue. Newly minted digital currencies do however continue to represent an inflow to the Company due to the economic benefit in the form of an increase in assets and therefore should be recognized as income from digital currency mining on completion of the transaction verification services. The adoption of IFRS 15 resulted in presentation changes which were applied retrospectively, specifically that revenue is now referred to as income from digital currency mining. There was no other impact from the adoption of IFRS 15 on the Company’s unaudited interim consolidated financial statements.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

2.	BASIS OF PRESENTATION (continued)

(e)	New Accounting Standards (continued)

IFRS 9 Financial Instruments - IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was September 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, September 1, 2018. The 2018 comparatives were not restated.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and the new measurement under IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash	FVTPL	FVTPL
Amounts receivable	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable	Other financial liabilities	Amortized cost
Convertible loans payable	Other financial liabilities	Amortized cost
Loans payable	Other financial liabilities	Amortized cost

(f)	Accounting Standards Issued but not yet Effective

The following new standards, amendments to standards and interpretations have been issued but are not yet effective for the quarter ended November 30, 2019 and accordingly, have not been applied in preparing these unaudited interim consolidated financial statements:

IFRS 16: Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 removes the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a comparable way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is assessing the effect of this standard on the Company’s subsequent interim consolidated financial statements.

The Company estimates to recognize approximately $635,000 as a right-of-use asset and a corresponding lease liability in connection with its lease of its office.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Significant Accounting Estimates and Judgments

The preparation of unaudited interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant judgments:

(i)	Classification of digital currencies as current assets

The Company’s determination to classify its holding of digital currencies as current assets is based on management’s assessment that its digital currencies held can be considered to be commodities, the availability of liquid markets to which the Company may sell a portion of its holdings and that the Company is actively selling its digital currencies in the near future to generate a profit from price fluctuations.

(ii)	Income from digital currency mining

The Company recognizes income from the provision of transaction verification services within digital currency networks, commonly described as “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the 24-hour trailing weighted average rate at the time of the transaction per CoinMarketCap, an online coin price aggregator. The coins are recorded on the consolidated statement of financial position, as digital currencies, at their fair value less costs to sell and re-measured at each reporting date.

Revaluation gains and losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining of digital currencies and management has exercised significant judgment in determining appropriate accounting treatment for the recognition of revenue for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to the blockchain and the reliability of the measurement of the digital currency received.

(iii)	Going concern

The assumption that the Company will be able to continue as a going concern is subject to significant judgments by management including the Company’s short and long-term operating budget, expected profitability, investing and financing activities, and management’s strategic planning.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(a)	Significant Accounting Estimates and Judgments (continued)

Significant estimates:

(i)	Business combinations

In a business combination all identifiable assets acquired and liabilities assumed are recorded at their fair values. In determining the allocation of the purchase price in a business combination requires management to make certain judgments and estimates about future events, including but not limited to future revenue, future digital currency prices and future operating costs.

(ii)	Carrying value of computer equipment

The Company evaluates each asset or cash generating unit every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use. The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, digital currency prices, the periodic contribution margin of digital currency mining activities, changes in underlying costs, such as electricity, and technological changes.

When required, the determination of fair value and value in use requires management to make estimates and assumptions about digital currency prices, required computing power, technological changes and operating costs, such as electricity. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

(iii)	Depreciation

Depreciation of computing equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iv)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (Note 7) such as Bitcoin and Dash and are included in current assets. Digital currencies are carried at fair value, which is determined using the 24-hour trailing weighted average rate at the time of the transaction per CoinMarketCap, an online coin price aggregator. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

4.	DISPOSAL OF NODE40 ASSETS

On July 3, 2018, in order to focus on cryptocurrency mining the Company’s Board of Directors agreed to a plan to spin out the cryptocurrency accounting and tax compliance portion of the Company’s business, Global Crypto Public Accounting Ltd. (“Global”), into its own publicly traded company.

This plan was superseded by the Company disposing of its software and related assets (“NODE40 assets”) held in Global during the year ended August 31, 2019 as follows:

On September 20, 2018, the Company and the vendors of the NODE40 assets entered into an amendment to the asset purchase agreement to (i) extend the due date of the US$2,000,000 cash payment which was originally due 180 days following the closing date to February 15, 2019 and (ii) extend the due date of the 980,346 common shares which were originally due 180 days following the closing date to February 15, 2019 (Note 4). The vendors of the NODE40 assets agreed to cancel the 3,600,000 common shares of the Company which they were issued on the closing date of February 15, 2018 and the Company agreed to return the Masternode Rewards and all Dash cryptocurrency paid to the Company by customers for services associated with the NODE40 Masternode services and accounting software to the vendors. In addition, the vendors were to be issued 110 common shares of Global.

On November 14, 2018, the Company entered into an asset purchase agreement to sell its proprietary software and assets related to the NODE40 software platform. The terms of the asset purchase agreement were as follows:

●	The Company agreed to deliver to the buyer all remaining assets and proprietary software related to the NODE40 platform.

●	In exchange for the assets related to the NODE40 software mentioned above, the buyer agreed to forgive the US $5,200,000 of convertible loans payable and loans payable owed to the buyer by the Company.

●	The Company delivered to the buyer an amount equal to $400,000 less expenses paid for by the Company from the period beginning on November 1, 2018 and ending on the closing date of the agreement.

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities associated with the disposal group were reclassified from their respective financial statement classifications to “assets held for sale” and “liabilities associated with assets held for sale” during the year ended August 31, 2018.

The fair value of the disposal group of $6,480,241 was compared to the carrying value of the disposal group at year-end of $14,235,272, resulting in an impairment of goodwill of $7,755,031.

At August 31, 2018, the assets and liabilities related to the disposal group were as follows:

Assets held for sale

$
Digital currencies	169,556
Prepaid expenses	24,598
Property and equipment	77,430
Intangible assets	4,445,602
Goodwill	2,034,639
Assets held for sale	6,751,825
Liability associated with Assets Held for Sale
Deferred revenue	277,879

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

4.	DISPOSAL OF NODE40 ASSETS (continued)

On October 23, 2018, 3,600,000 shares were returned to treasury per the terms of the amendment signed on September 20, 2018 and recorded at $622,901 based on the estimated fair value of the assets that were returned to the vendors.

The asset purchase agreement closed on November 21, 2019. The gain on disposition was comprised of:

$
Loans payable	5,273,135
Convertible loans payable	1,581,940
Net consideration	6,855,075
Less: net assets	5,826,336
Less: working capital adjustment	300,559
Gain on disposition of NODE40 assets	728,179

The operating results of the disposal group are presented as discontinued operations during the years ended August 31, 2019 and 2018 as follows:

Net loss from discontinued operation

	2019	2018
	$	$
Income from digital currency mining	124,195	728,215
Depreciation	(9,435)	(348,414)
	114,761	379,801
Advertising and promotion	-	9,221
Consulting fees	23,998	153,224
Foreign exchange gain	(98,393)	285,769
Insurance	19,891	16,199
Office and miscellaneous	59,193	168,808
Professional fees	2,215	67,032
Wages	580,747	91,143
Realized loss on disposal of digital currencies	74,756	-
Loss on digital currency revaluation	30,232	77,479
Loss from discontinued operations, before remeasurement	-	1,502,682
Impairment on remeasurement of disposal group	-	7,755,031
Loss from discontinued operations	774,662	9,257,713

In October 2019, Global was voluntarily dissolved by the Company.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

5.	DIGITAL CURRENCIES

As at November 30, 2019, the Company’s digital currencies consisted of the cryptocurrencies below, with a total fair value of $42,523 (2018 – $0). Digital currencies are recorded at their fair value on the date they are received and are revalued to their current market value at each reporting date. The coins are recorded on the consolidated statement of financial position at their fair value using the 24- hour trailing weighted average at the time of the transaction, as digital currencies, and re-measured at each reporting date using the 24-hour trailing weighted average as at 11:55pm Eastern Standard Time.

The Company’s holdings of digital currencies consist of the following:

	2019	2018
	$	$
Bitcoin	42,523	68,672
Balance, November 30, 2019	42,523	68,672

The continuity of digital currencies is as follows:

	2019	2018
	$	$
Opening balance	68,672	2,815,202
Digital currency received	2,298,791	11,423,381
Digital currency purchased	-	307,332
Digital currency sold	(2,335,456)	(14,206,841)
Digital currency revaluation	10,516	(300,634)
Digital currency revaluation included in discontinued operations	-	30,232
Reclassification to assets held for sale (Note 4)	-	-
Balance, November 30, 2019	42,523	68,672

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

6.	PROPERTY AND EQUIPMENT

	Computer equipment	Furniture & Equipment	Leasehold Improvements	Total
	$	$	$	$
Cost
Balance, August 31, 2019	8,370,423	71,221	8,088	8,449,732
Disposals	-	-	-	-
Provision for obsolescence	-	-	-	-
Balance, November 30, 2019	8,370,423	71,221	8,088	8,449,732
Accumulated Amortization
Balance, August 31, 2019	4,347,371	41,119	2,201	4,390,690
Additions	691,116	7,525	418	699,059
Balance, November 30, 2019	5,038,487	48,644	2,619	5,089,749
Carrying Amount
August 31, 2019	4,023,053	30,102	5,887	4,059,042
November 30, 2019	3,331,937	22,577	5,469	3,359,982

At the end of each reporting period, management assesses whether an asset might be impaired by reviewing external and internal sources of information. Management performs its assessment of possible impairment to its mining rigs in its one data center location.

For the year ended August 31, 2019, management recorded an obsolescence provision of $643,655.

For the period ended November 30, 2019, management determined that impairment indicators existed.

7.	DEPOSITS

The balance as of November 30, 2019 consists of security deposits paid by the Company for office space rented.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

8.	LOANS PAYABLE AND CONVERTIBLE LOANS PAYABLE

Loans Payable

On August 13, 2018, the Company received a loan of $1,315,100 which bore interest at 18% per annum and was secured by the Company’s cryptocurrency holdings. In October 2018, the Company repaid the principal of $1,315,100 and all accrued interest.

As part of the Acquisition of NODE40 assets, total loans payable of $5,175,601 (US$4,000,000) were outstanding as at August 31, 2018. The first loan payable of US$2,000,000 had an original maturity date of August 14, 2018 which was extended to February 15, 2019. The second loan payable of US$2,000,000 has a maturity date of February 15, 2019. These loans payable bear interest at a rate of 12% per annum if unpaid by the maturity dates.

These loans payable were settled as part of the disposition of the NODE 40 assets in November 2018 (Note 4). The loans had been discounted at a rate of 3.45%.

A continuity of the loans payable is as follows:

$
Balance, August 31, 2017	-
Additions	6,182,277
Interest	88,602
Foreign exchange movements	219,822
Balance, August 31, 2018	6,490,701
Interest	40,958
Foreign exchange movements	40,355
Repayment and settlement	(6,572,014)
Balance, November 30, 2019	-

Convertible Loans Payable

As part of the Acquisition of NODE40 assets, total convertible loans payable of $1,552,680 (US$1,200,000) were outstanding as at August 31, 2018. The first convertible loan payable of US$600,000 had an original maturity date of August 14, 2018 which was extended to February 15, 2019. The second convertible loan payable of US$600,000 has a maturity date of February 15, 2019. The lender has the option to convert the first convertible loan of US$600,000 into a maximum of 420,148 common shares. The lender has the option to convert the second convertible loan of US$600,000 into a maximum of 386,332 common shares. The Company used the residual method and assessed that the residual amount to assign to the equity portion of these convertible loans was nominal and has therefore assigned $nil value to the equity portion.

These convertible loans payable were settled as part of the disposition of the NODE 40 assets in November 2018 (Note 4). The loan had been discounted at a rate of 3.45%.

$
Balance, August 31, 2017	-
Additions	1,460,153
Interest	26,581
Foreign exchange movements	65,946
Balance, August 31, 2018	1,552,680
Interest	6,554
Foreign exchange movements	22,706
Settlement	(1,581,940)
Balance, November 30, 2019	-

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

9.	SHARE CAPITAL AND STOCK OPTIONS

(a)	Share Capital

Authorized: Unlimited common shares without par value Effective February 5, 2018, the Company forward split its issued and outstanding share capital on the basis of two (2) post-split share for each one (1) pre-split common share. All references to shares and per share amounts have been retroactively restated to give effect to the forward split.

As at November 30, 2019, the Company has a total of 2,884,500 (2018 – 4,807,500) common shares held in escrow subject to various escrow provisions.

(b)	Warrants

The continuity of warrants is as follows:

	November 30, 2019		August 31, 2019
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of the period	29,823,400	$1.22	-	$-
Granted	-	-	29,823,400	1.22
Balance, end of the period	29,823,400	$1.22	29,823,400	$1.22

During the period ended August 31, 2018, 29,823,400 warrants were issued pursuant to the Offering.

Full share equivalent warrants outstanding and exercisable at of November 30, 2019:

	Price Per	Warrants
Expiry Date	Share	Outstanding
January 10, 2020	$1.225	28,297,016
January 10, 2020	$1.050	1,526,384
		29,823,400

(c)	Stock Options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The continuity of stock options is as follows:

	November 30, 2019		August 30, 2019
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of the period	20,780,000	$0.225	11,530,000	$0.322
Granted	-	-	9,250,000	0.105
Exercised	-	-	-	-
Balance, end of the period	20,780,000	$0.225	20,780,000	$0.225

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

9.	SHARE CAPITAL AND STOCK OPTIONS (continued)

(c)	Stock Options (continued)

The options outstanding and exercisable at November 30, 2019 were as follows:

Outstanding Options			Exercisable Options
Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
3,400,000	$0.075	2.56	3,400,000	$0.075
1,000,000	0.075	2.94	1,000,000	0.075
400,000	0.075	3.02	400,000	0.075
400,000	1.015	3.19	400,000	1.015
5,200,000	0.500	3.29	5,200,000	0.500
1,090,000	0.300	3.44	1,090,000	0.300
40,000	0.500	3.54	40,000	0.500
9,250,000	0.105	3.77	9,250,000	0.105
20,780,000	$0.225		20,780,000	$0.225

For the period ended November 30, 2019 the total share-based payment expenses was $0 (2018-$758,700).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date using the following assumptions:

November 30, 2019
Risk-free interest rate	2.21%
Dividend yield	0.00%
Expected volatility	119%
Expected option life	5 years

Option-pricing models require the application of estimates and assumptions including the expected volatility. The Company uses expected volatility rates based upon historical data from comparable companies.

10.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue opportunities in developing and managing its mining operations to provide returns to shareholders. The Company’s capital structure consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure by preparing estimates and budgets and makes adjustments to actual expenditures when necessary. The Company has the ability to raise new capital through equity and debt issuances and/or through operations.

The Company is not subject to externally imposed capital requirements, nor were there changes in the Company’s approach to capital management for the year ended November 30, 2019.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

11.	FINANCIAL INSTRUMENTS

(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as at November 30, 2019, as follows:

Fair Value Measurements Using
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Balance,
	(Level 1)	(Level 2)	(Level 3)	Nov 30, 2019
	$	$	$	$
Cash	3,310	-	-	3,310

The fair value of other financial instruments, which includes amounts receivable and accounts payable, approximate their carrying value due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk of loss that may arise on outstanding financial instruments should a counter- party default on its obligation. The Company minimizes its credit risk associated with its cash balance by dealing with major financial institutions in Canada. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Foreign Exchange Rate and Interest Rate Risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the income generated and costs that the Company incurs in its operations.

The Company mines Bitcoin which has a market value stated in US dollars. The fluctuation of US dollars relative to the Company’s presentation currency of Canadian dollars will impact the profitability of the Company and the value of the Company’s assets and liabilities and the amount of shareholders’ equity.

(d)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds. The Company manages liquidity risk by maintaining sufficient cash balances and adjusting its operating budget and expenditure. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term and other specific obligations.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

12.	DIGITAL CURRENCIES AND RISK MANAGEMENT

As of November 30, 2019, the Company’s digital currencies consisted of Bitcoin with a fair value of $42,523. Digital currencies are measured using level one fair values, determined by taking the rate from market currency exchanges.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its coin sales.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performances of digital currencies are not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin, and an 85% variance in the price of Bitcoin could have a $36,145 impact on the Company’s earnings before tax.

13.	COMMITMENTS

As at November 30, 2019, the Company had the following commitments for colocation facilities and an office lease.

$
2020	6,968,271
2021	188,995
2022	190,369
2023	131,203
7,478,838

14.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

For the period ended November 30, 2019, key management compensation includes wages of $0 (2018 - $280,547) and share-based compensation of $0 (2018 - $263,624) incurred to directors, corporate officers and management.

HASHCHAIN TECHNOLOGY INC.

Notes to the Interim Consolidated Financial Statements

For the years ended November 30, 2019 and 2018

(Expressed in Canadian Dollars)

(Unaudited)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS:

Supplementary disclosure of non-cash investing and financing activities during the periods ended November 30, 2019 and 2018 were as follows:

	2019	2018
For the period ended November 30,	$	$
Shares returned to treasury for NODE40 disposition	-	622,901
Settlement of loans payable for NODE40 disposition	-	5,273,135
Settlement of convertible loans for NODE40 disposition	-	1,581,940

16.	SUBSEQUENT EVENT

On March 28, 2019, the Company announced that it has entered into a Definitive Agreement with the shareholders of Digihost International, Inc. (“Digihost”) whereby the business and assets of the Company and Digihost will be combined by way of a share exchange between the Company and shareholders of Digihost, constituting a “reverse-takeover” of the Company by Digihost under the policies of the TSX Venture Exchange (the “Proposed Transaction”). Digihost is a private company focused on providing cryptocurrency hosting services to cryptocurrency miners.

The Proposed Transaction is anticipated to be completed by way of share exchange. All existing stock options of HashChain will be cancelled and will not be exchanged for corresponding securities of the resulting issuer. Holders of existing common share purchase warrants shall receive common share purchase warrants in the capital of the resulting issuer on equivalent terms and conditions.

Assuming completion of the Proposed Transaction, 82% of the total resulting issuer shares will be issued to Digihost shareholders, and Digihost will become a wholly owned subsidiary of the Company. Upon completion of the Proposed Transaction, the issuer resulting from the Proposed Transaction will carry on the business previously carried on by Digihost. It is anticipated that upon completion of the Proposed Transaction, the resulting issuer will be listed as Tier 2 Technology Issuer under the policies of the TSX Venture Exchange.

It is anticipated that the Company will also consolidate its common shares outstanding on a basis of 40 pre-consolidation shares for 1 post consolidation shares. The Proposed Transaction is subject to TSX Venture Exchange and Shareholder approval.

On August 30, 2019, the Company entered into an extension agreement with the Digihost Shareholders extending the close date from August 31, 2019 to October 31, 2019 and on November 28, 2019, the Company entered into a second extension agreement extending the close date to February 29, 2020.